May 24, 2011

Mr. Robert Babula

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Babula,

This letter will confirm our conversation today where I indicated that Safeway has received the Staff’s comment letter dated May 20, 2011 and that Safeway will provide a written response to that letter by June 17, 2011.

Sincerely,

/s/ Dennis Dunne

Dennis Dunne

Vice President, Corporate Accounting